Form 5
        U.S. SECURITIES AND EXCHANGE COMMISSION
                 Washington, DC 20549

   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

      Filed pursuant to section 16(a) of the Securities
      Exchange Act of 1934, Section 17(a) of the Public
      Utility Holding Company Act of 1935 or Section
      30(f) of the Investment Company Act of 1940

           Check box if no longer subject to Section 16.
           Form 4 or Form 5 obligations may continue.
           See Instruction 1(b)

           Form 3 Holdings Reported

           Form 4 Transactions Reported


1) Name and Address of Reporting Person (If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

     Borland, Jr.         Paul                  C.
     (Last)              (First)             (Middle)

     NS Group, Inc. Ninth and Lowell Streets
                         (Street)

     Newport             KY                  41072
     (City)              (State)             (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     NS Group, Inc. (NSS)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Statement for Month/Year
     1/98

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

        X Director
          Officer
          10% Owner
          Other


7.   Individual or Joint/Group Filing
     (Check applicable line)

        X Form Filed by one Reporting Person
          Form Filed by more than one Reporting Person


Table 1  -- Non-Derivative Securities Acquired, Disposed of,
            Or Beneficially Owned

1.   Title of Security (Instr. 3)



2.   Transaction Date   (Month/Date/Year)


3.   Transaction Code (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)

     Amount             (A) or (D)        Price


5.   Amount of Securities Beneficially Owned at End of
     Issuer's Fiscal Year (Instr. 3 and 4)


6.   Ownership Form: Direct (D) or Indirect (I)
     (Instr. 4)


7.   Nature of Indirect Beneficial Ownership (Instr. 4)


Table II   --   Derivative Securities Acquired, Disposed
                of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
     Stock Option (right to buy)

2.   Conversion or Exercise Price of Derivative Security
     $14.375

3.   Transaction Date (Month/Date/Year)
     1/15/98

4.   Transaction Code (Instr. 8)
     A

5.   Number of Derivative Securities Acquired (A) or
     Disposed of (D) (Instr. 3, 4 and 5)

           (A)           (D)
          25,000

6.   Date Exercisable and Expiration Date (Month/Date/Year)

          Date Exercisable         Expiration Date
              7/15/98                        1/15/08

7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)


          Title          Amount or Number of Shares
     Common Stock             25,000 shares

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned
      at End of Year (Instr. 4)
     25,000

10.  Ownership of Derivative Security: Direct (D) or
     Indirect (I) (Instr. 4)
     D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:


/s/ Paul C. Borland, Jr.                October 16,1998
 Signature of Reporting Person                Date